UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 – Exit Filing )*

eFFECTOR Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

28202V207
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28202V207

1.	Names of Reporting Persons. PFIZER INC. I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0 shares of Common Stock, $0.0001 par value per share (“Common Stock”)
6.
Shared Voting Power: 2,243,850 shares of Common Stock, of which 1,878,808 shares are directly held by Pfizer Strategic Investment Holdings LLC and 365,042 shares are directly held by Pfizer Ventures (US) LLC. Each of Pfizer Strategic Investment Holdings LLC and Pfizer Ventures (US) LLC is a wholly-owned subsidiary of Pfizer Inc.(1)

	7.	Sole Dispositive Power: 0 shares of Common Stock
8.
Shared Dispositive Power: 2,243,850 shares of Common Stock, of which 1,878,808 shares are directly held by Pfizer Strategic Investment Holdings LLC and 365,042 shares are directly held by Pfizer Ventures (US) LLC. Each of Pfizer Strategic Investment Holdings LLC and Pfizer Ventures (US) LLC is a wholly-owned subsidiary of Pfizer Inc.(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,243,850 shares of Common Stock(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.47%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) Represents 1,878,808 shares held directly by Pfizer Strategic Investment Holdings LLC and 365,042 shares held directly by Pfizer Ventures (US) LLC. Pfizer Inc. may be deemed to have beneficial ownership over such shares since Pfizer Strategic Investment Holdings LLC and Pfizer Ventures (US) LLC are each a wholly-owned subsidiary of Pfizer Inc. Effective as of January 12, 2024, eFFECTOR Therapeutics, Inc. (the "Issuer”) effected a reverse stock split of the Company’s common stock, par value $0.0001 per share (“Common Stock”), pursuant to which the Issuer combined every 25 shares of Common Stock outstanding into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”), without change to the par value of the Common Stock. After giving effect to the Reverse Stock Split, which occurred after the date of the event giving rise to this report on Schedule 13G, the shares held by the Reporting Persons represent 75,152.32 shares held directly by Pfizer Strategic Investment Holdings LLC and 14,601.68 shares held directly by Pfizer Ventures (US) LLC for an aggregate of 89,754 shares of Common Stock.
(2) Based on 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 (“Form 10-Q”). On January 26, 2024, which is after the date of the event giving rise to this report on Schedule 13G, the Issuer filed a prospectus supplement relating to the registered direct offering to an accredited investor of 338,000 shares of Common Stock (the “Offering”). After giving effect to the Reverse Stock Split and the Offering, the Issuer reported 3,078,627 shares outstanding as of January 24, 2024, such that the shares held by the Reporting Persons represented approximately 2.92% of the shares of Common Stock outstanding as of January 24, 2024.

CUSIP No. 28202V207

1.	Names of Reporting Persons. PFIZER STRATEGIC INVESTMENT HOLDINGS LLC I.R.S. Identification Nos. of Above Persons (entities only) 81-4334429
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0 shares of Common Stock
	6.	Shared Voting Power: 1,878,808 shares of Common Stock(1)
	7.	Sole Dispositive Power: 0 shares of Common Stock
	8.	Shared Dispositive Power: 1,878,808 shares of Common Stock(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,878,808 shares of Common Stock(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.91%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Effective as of January 12, 2024, the Issuer effected a Reverse Stock Split of the Company’s Common Stock pursuant to which the Issuer combined every 25 shares of Common Stock outstanding into one validly issued, fully paid and non-assessable share of Common Stock, without change to the par value of the Common Stock. After giving effect to the Reverse Stock Split, which occurred after the date of the event giving rise to this report on Schedule 13G, the Reporting Person holds 75,152.32 shares of Common Stock. Pfizer Inc. may be deemed to have beneficial ownership over such shares since Pfizer Strategic Investment Holdings LLC is a wholly-owned subsidiary of Pfizer Inc.

(2) Based on 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q. On January 26, 2024, which is after the date of the event giving rise to this report on Schedule 13G, the Issuer filed a prospectus supplement for an Offering of 338,000 shares of Common Stock. After giving effect to the Reverse Stock Split and the Offering, the Issuer reported 3,078,627 shares outstanding as of January 24, 2024, such that the shares held by the Reporting Persons represented approximately 2.44% of the shares of Common Stock outstanding as of January 24, 2024.

CUSIP No. 28202V207

1.	Names of Reporting Persons. PFIZER VENTURES (US) LLC I.R.S. Identification Nos. of Above Persons (entities only) 82-5524518
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0 shares of Common Stock
	6.	Shared Voting Power: 365,042 shares of Common Stock(1)
	7.	Sole Dispositive Power: 0 shares of Common Stock
	8.	Shared Dispositive Power: 365,042 shares of Common Stock(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 365,042 shares of Common Stock(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.56%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Effective as of January 12, 2024, the Issuer effected a Reverse Stock Split of the Company’s Common Stock pursuant to which the Issuer combined every 25 shares of Common Stock outstanding was into one validly issued, fully paid and non-assessable share of Common Stock, without change to the par value of the Common Stock. After giving effect to the Reverse Stock Split, which occurred after the date of the event giving rise to this report on Schedule 13G, the Reporting Person holds 14,601.68 shares of Common Stock. Pfizer Inc. may be deemed to have beneficial ownership over such shares since Pfizer Ventures (US) LLC are each a wholly-owned subsidiary of Pfizer Inc.

(2) Based on 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q. On January 26, 2024, which is after the date of the event giving rise to this report on Schedule 13G, the Issuer filed a prospectus supplement for the Offering of 338,000 shares of Common Stock. After giving effect to the Reverse Stock Split and the Offering, the Issuer reported 3,078,627 shares outstanding as of January 24, 2024, such that the shares held by the Reporting Persons represented approximately 0.47% of the shares of Common Stock outstanding as of January 24, 2024.

CUSIP No. 28202V207

ITEM 1.
(A) NAME OF ISSUER:
eFFECTOR Therapeutics, Inc.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
142 North Cedros Avenue, Suite B, Solana Beach, CA 92075

ITEM 2.
(A) NAME OF PERSONS FILING:
Pfizer Inc. (“Pfizer”)
Pfizer Strategic Investment Holdings LLC (“PSI”)
Pfizer Ventures (US) LLC (“PVUS”)
Each of PSI and PVUS is a wholly-owned subsidiary of Pfizer.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Pfizer, PSI, PVUS: 66 Hudson Boulevard East, New York, New York 10001

(C) CITIZENSHIP:
Pfizer, PSI, PVUS: Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:
Common Stock

(E) CUSIP NUMBER:
28202V207

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k) Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 28202V207

ITEM 4. OWNERSHIP.
See rows 5 through 11 of the cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10. CERTIFICATION
Not applicable.

 Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

PFIZER STRATEGIC INVESTMENT HOLDINGS LLC

By: /s/ Susan Grant
Name: Susan Grant
Title: Secretary

PFIZER VENTURES (US) LLC

By: /s/ Susan Grant
Name: Susan Grant
Title: Secretary